UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

December 1, 2005

CRUCELL N.V.

(Exact name of registrant as specified in its charter)

P.O. Box 2048 Archimedesweg 4 2333 CN Leiden The Netherlands

(Address of principal executive offices)

000-30962

(Commission File Number)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X              Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__                                           No X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRUCELL N.V.
(Registrant)

Date: December 1, 2005	By:	/s/ Leon Kruimer
	Name:	Leon Kruimer
	Title:	Chief Financial Officer

Crucell and Berna Biotech

Creating the leading independent vaccine company

Thursday, December 1st 2005

Ronald H.P. Brus, Crucell CEO
Kuno Sommer, Berna Biotech CEO

Disclaimer

The presentation contains or may contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. It is important to note that the company's actual results could differ materially from the statements, based on a number of important factors. Crucell filings with the U.S. Securities and Exchange Commission contain cautionary statements identifying important factors affecting such forward-looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from projections contained in any forward-looking statements made by the company. No obligation is assumed to update any forward-looking statements

The securities proposed to be offered herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended ("Securities Act") and may not be offered or sold in the United States absent registration under the Securities Act or exemption from the requirements thereof.

The information in this presentation is not for release, distribution or publication, in whole or in part, in or into the United States of America (including its territories and possessions), Canada, Australia or Japan. The intended public exchange offer will not be made to citizens or residents in the abovementioned excluded jurisdictions.

The information contained in this document has not been independently verified and no representation or warranty, express or implied, is made to, and no reliance should be placed on, the fairness, accuracy, completeness or correctness of the information or opinions contained herein. None of Crucell N.V., Berna Biotech A.G., their respective advisors or representatives, or their respective affiliates shall have any liability whatsoever for any loss whatsoever arising from any use of this document, or its content, or otherwise arising in connection with this document. This document does not constitute, or form part of, an offer to exchange shares of Crucell N.V. for shares of Berna Biotech A.G. and neither it nor any part of it shall form the basis of, or be relied upon in connection with, any contract or commitment whatsoever. Any decision to tender shares in the offering must be made solely on the basis of the information to be contained in the final Offer Prospectus to be published in due course in relation to this offering.

By participating in this presentation or by accepting any copy of this document, you agree to be bound by the foregoing limitations.

Topics

Crucell to acquire Berna Biotech:
Rationale of the transaction

- Together, Crucell and Berna Biotech create the leading independent vaccine company:
  - Integrating established and new technologies
  - Growth by combining marketed products with a broad and attractive pipeline
  - Fully integrated infrastructure for in-house development, production and marketing
- A company with critical mass and financial strength to excel:
  - Growing revenues from product sales and technology licensing through partners
  - Healthy net cash position
  - Global investor base

Building a platform for further accelerated expansion

Creating the leading independent vaccine company

Market shares of leading vaccine companies (2004 sales)


Sanofi-Aventis 27%
Novartis/Chiron 6%
Wyeth 14%
Merck & Co. 14%
GSK 29%
Other 12%
Berna 18%
Solvay 18%
CSL 19%
Crucell 3%
Bavarian Nordic 3%
Acambis 20%
Baxter 19%

Source: Company filings, brokers' research

Consolidation amongst independent vaccine companies


('04 Sales US$m)
500
400
300
200
100
0
Chiron/Novartis
Crucell-Berna
Baxter
Acambis
CSL
Berna
Solvay
ID Biomedical
Bavarian Nordic
Crucell
Corixa

Source: Company filings, brokers' research

- The vaccine industry is enjoying heightened interest today:
  - high profile: global threats, pandemic flu, biodefence
  - higher growth than pharmaceuticals
  - less fragmented market
- Recent consolidation is changing the landscape
- The combination
  - fully integrated vaccine company with an attractive investment case
  - differentiated by its innovative technologies, broad pipeline and reputable partners

>B–

Crucell

Technologies
Integrating established and new technologies

	Berna Biotech	Crucell
Vaccines	• Virosomes • H.Polymorpha expression system • Polysaccharide-protein conjugates • Recombinant live bacteria • Recombinant paramyxoviruses • Particle size technology	• PER.C6® • AdVac
MAbs	• Proprietary cell line • Hybridoma technology	• PER.C6® • STAR™ • MAbstract
Proteins		• PER.C6® • STAR™
Gene therapy		• PER.C6®

A broad base of "gold standards"

Growth by combining market products with a broad and attractive pipeline

Key marketed products and late stage pipeline

Marketed products and technologies		2004 Revenues € 159 million
	Product	**Key Features**
Influenza	Inflexal V	▪ offers excellent tolerability and immunogenicity in all age groups ▪ patented virosome technology
Hepatitis A	Epaxal	▪ free of aluminium and thiomersal ▪ offers excellent tolerability
Typhoid	Vivotif	▪ only live oral typhoid vaccine ▪ characterized by excellent tolerability and efficacy
Hepatitis B	Hepavax-Gene	▪ the leading Hepatitis B monovalent public market vaccine
PER.C6®/STAR™		▪ Manufacturing system for the production of vaccines, antibodies and other biotech products

Late-stage pipeline

Projects	Preclinical	I	II	III	Planned Filing	Expected Launch
Two-dose HepB					Filed	2006
Yellow fever					Filed	2006
Aerugen					2006	2007
DTPw-HepB					2005	2006
DTPw-HepB-Hib					2005	2006

Near-term growth through products, launches and technology

Growth by combining marketed products with a broad and attractive pipeline

Technology provides significant near and long-term revenues

PER.C6®

- Current licensing revenues plus significant royalty potential
  - 12 partners for Gene Th. PER.C6®
  - 13 partners for Vaccines PER.C6®
  - 18 partners for Proteins PER.C6®

- PER.C6® technology involved in major new vaccine initiatives:

Indication	Partner
– MALARIA	GSK, SAIC
– AIDS	Merck & Co., IAVI
– TB	Areas
– PANDEMIC FLU	Sanofi Aventis
– ENDEMIC FLU	Sanofi Aventis
– EBOLA, Marburg	NIH

STAR™

- STAR™ is a technology with the potential to increase antibody and protein yields
- Partners:
  - Genentech
  - Medarex

PER.C6® - production standard for vaccines and proteins

Growth by combining marketed products with a broad and attractive pipeline

An attractive early-stage pipeline

Pipeline

Projects	Preclinical	I	II	III	Potential peak sales (US$m)	Partner
Pseudomonas MAb					300	
Influenza		'06			1,500	Sanofi-Aventis
West Nile		'05			400	
Ebola		'06			100	NIH
Malaria		'06			200	GSK/WRAIR
Rabies		'06			100	CDC
TB		'06				Aeras

MAb and Protein market potential (US$ billions)



160
140
120
100
80
60
40
20
0
2003
2006
2009
2012
2015
MAbs
Glycoproteins (mammalian)

Source: Puilaetco

Early-stage pipeline in attractive growth markets

Growth by combining marketed products with a broad and attractive pipeline

The combination will play a critical role in pandemic flu and biodefense

- Crucell is already well established in biodefense in the US
- Crucell is already well established in the US solution on pandemic and cell culture flu
- The combination will leverage this expertise through the Berna Biotech production and distribution infrastructure

Leveraging strengths in pandemic flu and biodefense

Crucell

Integrated infrastructure

Fully integrated infrastructure with 1000 people for in-house development, production and marketing

Preclinical R&D	Clinical development	Manufacturing & Regulatory	Marketing & Sales
Fully integrated R&D structure in Netherlands and Switzerland		Manufacturing sites in Switzerland, Spain and Korea EMEA, FDA and WHO certified	Affiliates in Switzerland, Italy, Spain and Korea Global network of distribution partners

New products will benefit from integrated infrastructure

Global presence

Global pharma locations, competence centres and sales & marketing force



Leiden, Netherlands

- G&A HQ
- R&D HQ

Düsseldorf, Germany

- Development

Seoul, Korea

- Sales & Marketing
- Operations

Berne, Switzerland

- Commercial HQ
- Operations HQ
- R&D

Madrid, Spain

- Sales & Marketing
- Operations

Milan, Italy

- Sales & Marketing

Crucell

Revenues going forward

Growing revenues from product sales and technology licensing through partners

- Solid growth story
  - Short term – marketed vaccines and licensing
  - Medium term (2006/2007) – new vaccines
  - Long term (2008 onwards) – new vaccines. royalties, therapeutic proteins
- Low risk/high income royalty stream model
  - Based on PER.C6®/STAR™ licensing and product royalties
  - Mix of marketed products and development programs with strong partners in fast growing markets
- Potential upside from protein products, biodefense and pandemic programs

Pro Forma Revenues and Cash

Unaudited, based on IFRS ***Euro***	Pro forma Combination
Revenues 2004	159 million
Revenues 2005 first 6 months	61 million
Cash and short-term investments per 30 June 2005	230 million

Healthy cash position for future growth

Crucell

Berna Biotech and Crucell complement each other
100 years of vaccine history, combined with new technology standards

	Berna Biotech	Crucell
Technologies	• Vaccines, MAbs	• PER.C6® and STAR™ • Vaccines, MAbs, proteins
Current revenues	• Marketed vaccines	• Technology licensing • Service fees
Longer-term revenues	• Early and late stage vaccine product pipeline	• Early stage vaccine product pipeline • Licensing fees and royalties
Pipeline	• Five vaccines in registration or late stage trials	• Five vaccines in preclinical development
Markets	• Innovative global flu and travel vaccines • Strong pediatric franchise for emerging world	• Potential industry standard technologies and partnerships in blockbuster fields • Leading pandemic flu and bio-defense potential
Partners	• Leading marketing and research partners • Spin-off partners	• Licensing to leading technology partners • Leading research partners
Financials	• H1-05 cash position of EUR 109 million	• H1-05 cash position of EUR 120 million
Stock market presence	• Current market value of EUR 299.7 million • SWX listing • Largely Swiss investor base • 4 research analysts covering	• Current market value of EUR 939.4 million • Euronext and NASDAQ listings • International investor base • 12 research analysts covering

Crucell

Topics

1	Rationale
2	**Governance and Organization**
3	Timing
4	Summary

Corporate governance – new combination

- The combined entity will operate under the Crucell name
- Crucell operates in accordance with Dutch corporate governance rules
- Three members of Berna Biotech will be nominated to join the Supervisory Board
  - Jürg Witmer
  - Dominik Koechlin
  - Claude Thomann
- Two members of Berna Biotech will join the Management Committee
  - Kuno Sommer
  - Simon Rothen

Organization Structure


Chief Executive Officer
Ronald Brus
General Counsel
René Beukema
Legal affairs
Corporate Governance
Chief Financial Officer
Leon Kruimer
Finance
Investor Relations
Strategy and Integration
John Lambert
Integration
Corporate Strategy
Chief Scientific Officer
Jaap Goudsmit
Research
Development
Chief Business Officer
Kuno Sommer
Sales & Marketing
Business Development
Product Registration
IP
Chief Operations Officer
Simon Rothen
Operations
Quality
Process Development
Sites

Crucell

Crucell

Proposed Management Committee

RONALD BRUS (1963)

- Chief Executive Officer
  - President and CEO, Crucell, 2004 to now
  - COO, Crucell, 2001 to 2004
  - Marketing strategist Forest Laboratories

KUNO SOMMER (1956)

- Chief Business Officer
  - CEO, Berna Biotech, 2000 to now
  - EVP Sales and Marketing, CEO Flavours and Fragrance, Roche 1985 to 1999

JAAP GOUDSMIT (1951)

- Chief Scientific Officer
  - Chief Scientific Officer, Crucell, 2002 to now
  - Professor at University of Amsterdam and the Academic Medical Centre since 1989

SIMON ROTHEN (1962)

- Chief Operations Officer
  - Operations, Berna Biotech, 1998 to now
  - Biotechnology Development and Production, Novartis, 1997-1998

LEONARD KRUIMER (1958)

- Chief Financial Officer
  - Chief Financial Officer, Crucell, 1998 to now
  - Independent consultant 1996-1998
  - Managing Director, G.E. Capital 1993 to 1995

RENE BEUKEMA (1964)

- General Counsel
  - General Counsel, Crucell, 1999 to now
  - Senior Counsel, G.E. Capital 1994 to 1999

JOHN LAMBERT (1953)

- Strategy and Integration
  - President Chiron Vaccines, 2001 to 2004
  - President, Aventis Pasteur MSD, 1998 to 2000

An experienced international team

Crucell

Crucell

Proposed Supervisory Board

Pieter Strijkert (1935)
- Chairman
  - Member of the Board of Chiron Corporation
  - Member of the Board of Paratek Pharmaceuticall, Inc.

Sean Lance (1948)
- Member
  - Past chairman of Chiron Corporation
  - Past group chief operating officer and CEO designate of Glaxo Holdings
  - Past president of the International Federation of Pharmaceutical Manufacturers Association

Jan Oosterveld (1944)
- Member
  - Past chairman of the Board of LG.Philips Ltd.
  - Past CEO of Philips Asia Pacific
  - Member of the Board of Barco, Atos Origin, Cookson Electronics and Continental
  - Past member of Group Management Committee Royal Philips Electronics

Phillip Satow (1941)
- Member
  - Past vice-president Pfizer Europe
  - Past president of Forest Pharmaceuticals
  - Member of the board of Forest Laboratories Inc.

Claus Wilhelmsson (1939)
- Member
  - Past executive director R&D of AstraZeneca PLC
  - Past member of the board of AstraZeneca PLC

Arnold Hoevenaars (1949)
- Member
  - Past chairman of Management Board of the Achmea Group
  - Past chairman / CEO of the Executive Board Of Eureko B.V.
  - Past member of the Management Board and CFO of Royal Boskalis Westminster N.V.

Juerg Witmer (1948)
- Member
  - Chairman of the board of Givaudan
  - Member of the board of directors of Bank Sal. Oppenheim jr. & Cie

Dominik Koechlin (1959)
- Member
  - Member of the board of LGT Bank
  - Member of the board of EGL AG
  - Member of the board of Swissmetal AG, SAM, M2 and Corris AG

Claude Thomann (1953)
- Member
  - Member of the Board of Directors of Securitas AG, Keymiel Holding AG and Bonotec AG

Broad international experience and know-how of the pharmaceutical industry